                                 EXHIBIT 12


                          CASCADE NATURAL GAS CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 AND PREFERRED DIVIDEND REQUIREMENTS


                                        Twelve Months Ended
                                            September 30             Year Ended December 31
                                        ------------------   ---------------------------------------
                                            1994    1993      1993    1992    1991    1990    1989
                                           ------  ------    ------  ------  ------  ------  ------
                                                            (dollars in thousands)
Fixed charges, as defined:
  Interest expense                          7,540   7,131     7,038   7,478   7,793   8,374   8,063
  Amortization of debt issuance expense       586     545       562     402     362     373     370
                                           ------- -------   ------- ------- ------- ------- -------
    Total fixed charges                     8,126   7,676     7,600   7,880   8,155   8,747   8,433
                                           ------- -------   ------- ------- ------- ------- -------


Earnings, as defined:
  Net earnings                              6,351   8,067     9,103   4,843   7,651   8,376   8,482
  Add (deduct):
   Income taxes                             3,452   4,843     5,224   2,817   4,206   4,547   5,178
   Cumulative effect of change
      in accounting method                    -      (209)     (209)    -       -       -       -
   Fixed charges                            8,126   7,676     7,600   7,880   8,155   8,747   8,433
                                           ------- -------   ------- ------- ------- ------- -------
    Total earnings                         17,929  20,377    21,718  15,540  20,012  21,670  22,093
                                           ------- -------   ------- ------- ------- ------- -------

Ratio of earnings to fixed charges           2.21    2.65      2.86    1.97    2.45    2.48    2.62
                                           ------- -------   ------- ------- ------- ------- -------


Fixed charges and preferred
  dividend requirements:
    Fixed charges                           8,126   7,676     7,600   7,880   8,155   8,747   8,433
    Preferred dividend requirements           867     939       913     941     229     238     287
                                           ------- -------   ------- ------- ------- ------- -------
    Total                                   8,993   8,615     8,513   8,821   8,384   8,985   8,720
                                           ------- -------   ------- ------- ------- ------- -------
Ratio of earnings to fixed charges
  and preferred dividend requirements        1.99    2.37      2.55    1.76    2.39    2.41    2.53

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                                    EXHIBIT 27

                  CASCADE NATURAL GAS CORPORATION AND SUBSIDIARIES

                             FINANCIAL DATA SCHEDULE  UT